Lydall, Inc.	Telephone 860 646-1233
One Colonial Road	Facsimile 860 646-4917
P.O. Box 151	Facsimile 860 646-8847
Manchester, CT 06045-0151	www.lydall.com

March 7, 2007

Via EDGAR and Overnight Delivery

Mr. William Thompson

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Lydall, Inc. (“Lydall,” the “Company” or “we”)
Form 10-K for the fiscal year ended December 31, 2005
Form 10-Q for Quarterly Period Ended March 31, 2006
Form 10-Q for Quarterly Period Ended June 30, 2006
Filed March 16, 2006, May 9, 2006 and August 8, 2006
File No. 001-07665

Dear Mr. Thompson:

This letter is furnished in response to your letter, dated January 30, 2007, which provided further comments on the above-captioned filings. For your convenience, we have reproduced below the text of the comments set forth in your letter, immediately after which we have provided our responses.

SEC Comment:

Consolidated Financial Statements, page F-1

Note 1. Significant Accounting Policies, page F-7

Pre-production design and development costs, page F-7

We are continuing to evaluate your responses to comments two and three in our letter dated October 24, 2006 and comment one in our letter dated January 22, 2007. In order for us to better understand your accounting treatment for long-term supply and tooling contracts, including your revenue recognition policy, please provide us with the following additional information:

a)	The material terms of your typical long-term supply and tooling contract(s), including a description of the following:

•	Contractual period;

•	Deliverables;

•	Pricing with respect to the design and development of the tooling and subsequent production of parts, and basis for determining reimbursement amounts;

•	Payment terms;

•	Provisions for acceptance, warranties, and returns;

•	Guaranteed minimum purchase and delivery quantities;

•	Reimbursement guarantees;

•	Contingent payment terms, including a description of the nature of the contingencies;

•	Exclusive non-cancelable rights to use the tooling, including duration of those rights; and

•	Rights of OEMs to remove the tooling, including when OEMs may exercise those rights.

Company Response:

The Company would like to begin by summarizing our assessment of the arrangement between Lydall and the Original Equipment Manufacturer (“OEM”). The economic substance of our arrangements with the OEM consists of the following:

1)	Selling tooling to an OEM that the OEM owns and controls, and
2)	Selling parts for use in the OEM’s production under a separate purchase order.

The OEM’s ownership and control of the tooling is strategically and economically different than a traditional contractual arrangement to produce parts. By maintaining control and ownership of the tooling, the OEM has the flexibility to move the tooling from one supplier to another or to take the tools and produce the parts themselves. This provides the OEM with the ability to re-source the part on an almost immediate basis if it were to be dissatisfied with the quality, delivery times or price of the supplier (or if the supplier’s production were to be disrupted as a result of a labor dispute or a disaster). The parts contracts generally contain cancellation provisions (without cause) that provide this flexibility to the OEM. This arrangement differs from the traditional arrangement to supply parts outside of the automotive industry, where the supplier would own and control the tooling that facilitates the manufacturing process.

As a result of this historical practice of tooling ownership in the automotive industry, the Company believes that the OEM views the arrangement as consisting of two very different deliverables, each having separate and stand alone monetary and strategic value to the OEM. Accordingly, the Company believes that two separate units of accounting exist pursuant to EITF 00-21, “Accounting for revenue arrangements with multiple deliverables.” We will address this in more detail below, but we have come to this conclusion based on the following:

•	The delivered tooling has separate value to the OEM on a standalone basis.

•	There is objective and reliable evidence of fair value of the undelivered production parts.

•

The OEM owns and controls the use of the tool at all times and does not provide the Company with a non-cancelable right to use the tool. The OEM has the legal right to remove the tooling at any point in time. This includes providing the tool to a competitor of the Company for production or utilizing the tool in-house.

•	There is no guarantee from the OEM on the quantity of parts to be produced by the Company using the tool that is owned by the OEM, and the parts contracts generally can be canceled without cause.

•	There is no general right of return by the OEM for the tool or parts, and delivery of the tool and parts is probable and controlled by Lydall.

The following details the typical process for establishing the pricing for the tool and for the parts and the process through selling the tool and parts to the OEM which also addresses your questions from above.

•	The sales group at Lydall receives a request for quote (“RFQ”) from an OEM to manufacture or supply a tool and manufacture automotive parts in the future.

•

In order to manufacture a part for the automaker, a tool must first be constructed to manufacture the parts. Lydall receives computer-aided drawings from the OEM detailing the part that the OEM wants to be built for the specified automobile platform and the estimated volume of parts to be produced.

•

The engineering group at Lydall facilitates the design and development of the specifications required for a third-party toolmaker to manufacture the tool needed to manufacture and supply the automotive parts.

•

The engineering group coordinates and communicates with the outside toolmaker to give the OEM different options for a tool, if applicable, in the particular situation. The options for the tool can include the type of material the tool will be made of (i.e. steel or aluminum) and the tolerance and throughput rate. Based on expected production volume and other factors, the OEM will select the tool that best fits its needs.

•

After the OEM makes the selection of a tool, Lydall obtains final quotes from toolmakers. Lydall then selects the toolmaker that the Company believes will best meet the design specifications of the tool.

Based on these toolmaker quotes, the accounting group prepares a cost worksheet detailing the cost to manufacture a tool. The cost worksheet generally includes the cost that Lydall will pay the toolmaker as well as internal Lydall design and engineering costs to develop the specifications for the tool. The sales group then uses this cost worksheet to generate a quote for the tool that will be forwarded to the OEM. Industry practice generally dictates that the amount that the OEM reimburses a supplier for tooling approximates the supplier’s cost of acquiring the tool from a toolmaker. Typically, the OEM has the right to audit the amounts charged by Lydall to the OEM for tooling. The amount paid to the toolmaker by Lydall is an arms-length transaction that represents fair value for the tool based on a competitive market.

In addition to the tooling quote, a quote is simultaneously prepared by Lydall for the price of the parts that are to be made with the tooling, as follows:

•

A cost worksheet is utilized by Lydall’s accounting group to develop the estimated internal costs to manufacture the part. This cost worksheet includes the rollup of the material cost, labor and burden and overhead charges expected to be incurred on each part.

•	The sales group uses the cost worksheet as well as historical and current knowledge of the competitive market, to develop a quote on the parts to be sold.

•

The price charged to the OEM by Lydall for the parts is not based on the amount the Company receives for the tooling, nor is it based on guaranteed purchase volumes of parts from the Company supplied tool. There are numerous suppliers of automotive parts domestically and internationally. In light of certain domestic automakers experiencing financial difficulties (evidenced by announced facility closures and other restructuring actions), they continue to focus closely on pricing for parts. The automakers generally seek competitive quotes from multiple suppliers for the parts. As a result, the Company’s sales price for parts is dependent on current market conditions and competition.

•

After the initial tooling and part quotes are given to the OEM, the Company and the OEM may engage in arms-length negotiations on the pricing for the tooling and/or parts. The final price for the tooling is usually not below the expected amount to be paid to the toolmaker by Lydall for production of the tool.

If the final terms of the quote are accepted by the OEM, the OEM will then send Lydall separate purchase orders for the tooling and the parts. The tooling purchase order from the OEM contains an amount that the OEM will reimburse the Company for tooling related costs. In accordance with the provisions of EITF 99-5, the Company records such costs on the balance sheet as incurred, up to the reimbursable amount set forth in the purchase order. Any costs in excess of the reimbursable amount are expensed as incurred. As of December 31, 2006, Lydall does not have any tooling arrangements under which the OEM provides a non-cancelable right to use the tooling during the part supply arrangement.

The OEM owned tool can be used by Lydall or another part supplier to manufacture parts for the OEM. The OEM has the right to remove the tooling at any point in time from Lydall’s facilities. The tool can be moved by the OEM to their in-house facility to manufacture parts, to a different part supplier or even sold by the OEM. In all such cases, Lydall would not have recourse or refund rights, except for billing the OEM for undelivered parts that were manufactured in accordance with delivery or release schedules and billing for raw materials and work-in-process that are unique to the OEM’s product. On occasion, the OEM has moved tools from Lydall to another supplier.

The tooling purchase order from the OEM states the contractual period in which the tool must be completed. Based on the size, complexity of design, type of materials used to construct the tool and backlog at the toolmaker, the time range to manufacture the tool is approximately 4 weeks to 36 weeks from Lydall awarding the business to the toolmaker. After receipt of a purchase order from the OEM for the tooling, Lydall issues a purchase order to the toolmaker to manufacture the tool. The toolmaker proceeds in manufacturing the tool based on specifications developed earlier in the process. Upon completion of the tool by the toolmaker the OEM accepts the tool, typically based on a sample of production parts. After acceptance by the OEM, Lydall will then recognize revenue and cost of sales (gross) for the tooling in accordance with provisions SAB 104 and EITF 99-19. Payment terms are typically 30 – 60 days from date of acceptance of the tool. There are no contingent payment plans.

The parts purchase order from the OEM details the sales price per part that Lydall will receive upon delivery of parts. The purchase orders for parts from domestic and European OEMs are typically in effect for a period of one year, generally contain renewal and cancellation provisions (without cause) and do not provide exclusivity rights to manufacture the parts. The domestic OEMs provide a forecast of volume for planning purposes, but the purchase order does not include any stated quantity. The European OEMs typically include a forecasted volume of parts on the purchase order. There is no minimum required number of parts to be purchased by the OEMs over the purchase order coverage period. Upon cancellation of the parts contract by the OEMs (without cause), the domestic OEMs must pay the Company for undelivered parts that were manufactured in accordance with delivery or release schedules and for costs in raw materials and work-in-process related to the parts. The European OEMs generally must give the Company three to six months notice prior to cancellation. During this notice period, the European OEM will continue to accept parts from the Company. The parts must be delivered in accordance with previously approved specifications. Delivery dates of the parts are based on orders received periodically from the OEM. The OEM may change the rate of scheduled shipments or suspend shipments, neither of which entitles Lydall to a modification of the price for the parts covered by the purchase order. Payment terms on the parts are typically 30 – 60 days from date of delivery of the parts. There are no contingent payment plans.

In limited instances, the Company enters into “tooling reimbursement arrangements.” Under these arrangements, the Company enters into contractual agreements with the OEM to collect the tooling receivable on a per-part basis, as Lydall sells parts to the OEM using the tooling. A portion of the tooling receivable is added to the fair value price per part. These tooling reimbursement arrangements serve as a mechanism to help the OEM manage their cash flows. The agreements contain a provision that requires the OEM to pay Lydall in full the outstanding amount related to the tooling should the OEM fail to purchase the number of parts required to reimburse Lydall in full under the tooling reimbursement arrangement. This provides Lydall with objective evidence for the design and development costs receivable that should be recognized as an asset. Similar to all tooling cost reimbursement contracts, the Company recognizes the revenue (up to the amount reimbursable under the purchase order contract) and cost of sales upon acceptance of the tooling in accordance with SAB 104. When the Company enters into a tooling reimbursement arrangement with the OEM, the Company records the tooling receivable in “prepaid expenses and other current assets,” for amounts to be collected within 12 months of the balance sheet date or “other assets, net” (non-current asset) for amounts that will be collected thereafter. At any point in time, the Company may have approximately $1.5 million to $3.0 million of assets related to tooling receivables from OEMs under tooling reimbursement arrangements. The Company has a history of collecting in full the amounts that are recognized as revenue.

SEC Comment:

b)	Clarification as to your company’s role in the tooling procurement process. In this regard, it appears from your response that your suppliers manufacture the tooling from designs developed by your personnel, based on your OEM’s specifications.

Company Response:

Yes, the Company’s suppliers manufacture the tooling from designs developed by the Lydall engineering group, or from outside vendors contracted by Lydall, based on Lydall’s and the OEM’s specifications. Please see the Company’s response to question a) above for further discussion.

SEC Comment:

c)	A discussion of how you assessed whether the deliverables in the supply and tooling agreements represent one unit of accounting versus separate units of accounting under EITF 00-21. Contracts with materially different terms should be discussed separately. Include the following in your response:

•	Detailed evaluation of each criteria in paragraph 9 with respect to the delivered tooling;

•	Description of the specific objective and reliable evidence supporting the fair value of the deliverable parts based on the guidance in paragraph 16; and

•	Methodology for allocating the total arrangement consideration to the deliverables, including your application of paragraphs 12 and 14.

Company Response:

The Company assessed the deliverables of tooling and parts in accordance with the guidance of EITF 00-21. Based on the criteria in paragraph 9 the Company concludes:

(a)	The tooling (i.e. delivered item) has separate value to the OEM on a standalone basis,

(b)	There is objective and reliable evidence of the fair value of the parts (i.e. undelivered item), and

(c)	There is no general right of return by the OEM for the tool or parts, and delivery of the tool and parts is probable and controlled by Lydall.

Therefore, the Company considers the supply of the tooling and supply of automotive parts as separate deliverables of the arrangement and separate units of accounting and records revenue in relation to the fair value of each deliverable in accordance with SAB 104. The Company’s evaluation of each criterion in paragraph 9 of EITF 00-21 with respect to the tooling and parts is described below.

(a) The delivered tooling has separate value to the OEM on a standalone basis.

Paragraph 16 of EITF 00-21 states that the best evidence of fair value is the price of a deliverable when it is regularly sold on a standalone basis. Lydall acquires the tooling from a toolmaker in an arms-length transaction, on a standalone basis, after review of multiple quotes. The amount that the toolmaker charges Lydall is based on a competitive market and is not based on any committed tooling purchase volumes or linked to any future business with OEMs. Lydall is the primary obligor responsible for providing the tooling desired by the OEM and is responsible for fulfillment, including the acceptability of the tooling ordered or purchased by the OEM. Lydall has the sole obligation to pay for all purchases of the tooling. Lydall and the OEM develop the specifications for the tooling and the Company receives a purchase order contract for the tooling from the OEM. The Company is solely responsible for collection from the OEM. None of the Company’s suppliers has any credit risk related to Lydall’s OEMs. Lydall is solely responsible for the payment of tooling purchased by the Company from its suppliers, even if the Company does not receive payment from the OEM for the tooling. For instance, the Company absorbed the impact of a customer not paying the Company for tooling due to a bankruptcy in 2005.

As a business practice, the Company does not provide tooling without the expectation of supplying the parts, however, the OEM is not obligated to use the Company for both the tooling and parts agreements. The tool does have value to the OEM on a standalone basis. As described in the Company’s response to question a), the Company does not receive firm part purchase commitment quantities from its OEMs. The tool can be moved by the OEM to their in-house facility to manufacture parts, to a different part supplier or even sold by the OEM. In all such cases, Lydall would not have recourse or refund rights provided that certain cancellation notice periods are met by the OEM. The Company has been positively and negatively impacted by such occurrences. In recent years, Lydall received tools from an OEM (transferred from a competitor) because Lydall could deliver the parts with better quality and/or in a more timely manner. Conversely, tools have been removed from Lydall’s facilities due to pricing and technology limitations. Typically, the purchase agreements with the OEMs contain provisions that allow the OEMs to remove the tooling from Lydall at any time and without cause. This is a substantive right that is indicative of separate value to the OEM on a stand-alone basis. Due to these different industry practices of shifting tools, there is clearly value of the tool to the OEM since they could resell or take the tool to another provider for the parts. From the Company’s perspective, these industry practices effectively result in the Company selling tooling separately. That is, even though the Company may wish to sell the tooling and parts together, the OEM can decide to reject the parts agreement and walk away with the tooling on a stand alone basis.

(b) There is objective and reliable evidence of the fair value of the undelivered parts in the arrangement.

The Company believes that the separately negotiated pricing for the parts represent the fair value of a part when sold by Lydall. The price charged to the OEM by Lydall for the part is not based on the amount the Company received for the tooling, nor is it based on guaranteed purchase volumes of parts from the Company supplied tool. The Company receives numerous RFQ’s from automotive OEMs on an annual basis. There are numerous suppliers of automotive parts domestically and internationally, and the automakers seek competitive quotes from multiple suppliers for the parts. The Company has been selling automotive parts for many years and has historical and current knowledge of the selling price (fair value) that specific types of automotive parts are sold at in a competitive market. In addition, an experienced sales force at Lydall routinely communicates with purchasing agents at the OEMs. This communication also provides the Company with an overall understanding of the competitive environment.

In light of certain domestic automakers experiencing financial difficulties, (evidenced by announced facility closures and other restructuring actions) they continue to focus closely on pricing for parts. From time to time the Company’s prices may be “market tested” by our automotive OEMs as a way for them to ensure global competitiveness. The OEM shares with Lydall the independent part quotes from other suppliers on parts that Lydall is supplying to that OEM. This information is used by Lydall and the OEM to ensure that Lydall’s selling prices for parts are competitive and is evidence to the Company that Lydall’s selling prices are at fair value. In addition, most of the pricing established for parts is negotiated with the OEM on an annual basis. Because a negotiation occurs with the OEM, and the current economic and competitive environment is contemplated in the negotiation, the Company believes that the negotiated pricing for parts represents the fair value at that time. Unless there is a significant change in the current economic and competitive environment, the pricing established for the parts in years subsequent to the first year are generally at or slightly below the pricing for the parts in the first year of the agreement. This provides further evidence that the pricing for the parts in the first year were at fair value and not influenced by amounts received for the tooling (i.e. the parts were not priced below fair value because of the expected revenue on the tooling). In accordance with the provisions of paragraph 16 of EITF 00-21, the Company believes that this third party evidence provides the Company with an acceptable measure of fair value for the parts. In summary, the Company believes that the selling price of parts is competitive to what other automotive part suppliers are realizing based on being involved in day-to-day competitive quoting situations and available evidence from third parties. The Company believes that this competitive quoting process provides evidence that the parts are sold to an OEM at fair value.

Paragraph 12 of EITF 00-21 states that when there is objective and reliable evidence of fair value for all units of accounting in the arrangement (tool and parts), then the arrangement consideration should be allocated to the separate units of accounting based on their relative fair values. As described above, the Company believes that the amount charged by the Company to the OEM separately for tooling and parts represents objective and reliable evidence of fair value. Also, since supplying the tool and parts by the Company is not contingent on the delivery of other items or other specified performance conditions, paragraph 14 of EITF 00-21 is not applicable to the Company.

(c) If the arrangement includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the vendor.

There is no general right of return by the OEM for the tool or parts, and delivery of the tool and parts is probable and controlled by Lydall.

In summary, the Company believes that the delivered tooling has separate value to the OEM on a standalone basis and there is objective and reliable evidence of the fair value of the undelivered parts. There is no general right of return by the OEM for the tool or parts. Therefore, the Company considers the supply of the tooling and supply of automotive parts as separate deliverables of the arrangement and separate units of accounting and records revenue in relation to the fair value of each deliverable in accordance with SAB 104.

SEC Comment:

d)	A discussion of how you considered and applied the guidance in SOP 81-1 to your long-term supply and tooling contracts with particular focus on its scope and segmentation provisions.

Company Response:

The Company has not historically based its accounting on the guidance provided in SOP 81-1. The Company does not believe that the guidance in SOP 81-1 is applicable to Lydall. Based on evaluating the scope provisions of SOP 81-1, the sale of parts is not covered by SOP 81-1 because the sale of parts are produced by the Company’s standard manufacturing operation and sold in the ordinary course of business through Lydall’s regular marketing channels. In addition, the Company believes that the tooling contracts are not covered by this statement due to the short duration (4-36 weeks) of construction, and the tools are used within the Company’s standard manufacturing process. As the Company believes that these arrangements are outside the scope of SOP 81-1, the Company has not evaluated the segmentation provisions therein.

SEC Comment:

e)	A discussion of how you considered the guidance in Question 1 to SAB Topic 13:A.3.f with respect to deliverables that qualify as single units of accounting under EITF 00-21.

Company Response:

Question 1 to SAB Topic 13:A.3.f discusses how arrangements that qualify as single units of accounting under EITF 00-21 should recognize revenue relating to nonrefundable up-front fees collected from OEMs. The Company does not believe that this topic is applicable to the arrangements that Lydall enters into with its OEMs because payments received from OEMs are not considered nonrefundable upfront fees. The tool and the parts are considered two separate deliverables and two units of accounting under EITF 00-21. The tool has standalone value and utility to the OEM and does not impact any pricing established for the parts that may be supplied to the OEM. Any payments received by Lydall from the OEM are deferred until the tool is completed and the criteria are met for recognition of revenue in accordance with SAB 104 (culmination of the earnings process).

SEC Comment:

f)	We understand that, under cost reimbursement contracts, you capitalize tooling development costs as inventory, and recognize revenue and cost of sales when an OEM accepts the completed tooling. For other contracts, you capitalize tooling development costs as other assets, recognize revenue only upon delivery of produced parts, and amortize capitalized tooling development costs ratably over that delivery period. If our understanding is incorrect or incomplete, please provide sufficient details clarify your policies. In addition:

•	Describe the rationale under GAAP supporting the different accounting policies with respect to classifying capitalized tooling development costs and revenue/cost recognition;

•	Explain why classification of capitalized costs as inventory is appropriate when considering that it is inconsistent with the impairment model prescribed by EITF 99-5 for those costs; and

•	Explain how you considered the appropriateness for not recognizing any on-going expense associated with the right to use the tooling under cost reimbursement arrangements.

Company Response:

The Company has only one accounting policy with respect to capitalizing tooling costs and the related revenue and cost recognition. Under all of the Company’s tooling cost reimbursement contracts, the Company capitalizes tooling costs (in accordance with EITF 99-5) as assets, and recognizes revenue (up to the amount contractually guaranteed) and cost of sales when an OEM accepts the completed tooling in accordance with SAB 104. There are no instances where the Company recognizes tooling revenue only upon delivery of produced parts. The only variation is in the collection of the tooling receivable. In most circumstances, Lydall collects tooling receivables in 30-60 days from invoice date. There are some instances when the Company enters into “tooling reimbursement arrangements,” which is discussed in the Company’s response to question a).

The capitalized tooling on Lydall’s balance sheet in inventory represents the costs of tooling that the Company will not own, but will sell to the OEM upon completion of the tool. These costs are accumulated in inventory during the manufacturing of the tool, and will be reimbursed by the OEM subsequent to the OEM accepting the tool. Should the accumulated costs exceed the amounts that are contractually reimbursable, then Lydall expenses those costs. The Company believes that the impairment model described in EITF 99-5 relates to costs capitalized based on a legally enforceable right from the OEM to use the tooling over the term of the parts supply agreement. As of December 31, 2006, there were no capitalized costs in other assets related to a legally enforceable right to use the tooling over the term of the parts supply agreement.

The Company does not recognize any on-going expense associated with the right to use the tooling under the cost reimbursement arrangements. The tool and parts are separate deliverables to the OEM and Lydall recognizes all tooling costs in the statement of operations upon sale of the tool.

Since the Company does not legally and contractually own the tool, and does not have a non-cancelable right to use the tool over the parts supply agreement, the Company does not believe it is appropriate in accordance with GAAP to recognize any asset related to the right to use the tooling during the parts supply agreement that would subsequently be expensed over the parts supply agreement. This is no different from the OEM requesting the Company to produce parts using tooling manufactured by another supplier. Lydall would not have any ongoing expense associated with the right to use the tool.

Company Conclusion:

In conclusion, we believe that the economic substance of supplying a tool and parts to an OEM are two distinct deliverables and two separate units of accounting pursuant to EITF 00-21. The delivered tooling has separate value to the OEM on a standalone basis and there is objective and reliable evidence of the fair value for the undelivered parts. There are no general rights of return. The OEM owns and controls the use of the tool at all times, and there is no guarantee from the OEM on the quantity of parts to be produced by the Company using the OEM owned tool. Therefore, the Company considers the supply of the tooling and supply of automotive parts as separate deliverables of the arrangement and separate units of accounting. The revenue recognition for each unit of accounting is in accordance with SAB 104. The Company notes that it evaluated EITF 99-19 and concluded that it is the primary obligor for all arrangements. In addition, the Company believes it is capitalizing the tooling development costs appropriately in accordance with EITF 99-5. The Company does not believe that its arrangements are within the scope of SOP 81-1. Also, as the Company does not receive upfront non-refundable payments for tooling, the guidance in SAB topic 13:A.3.f is not applicable to the Company’s arrangements.

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Thank you for your comments. We trust that the foregoing responses are sufficient to resolve your questions and comments. If you have any additional questions or comments, please feel free to call me directly at 860-327-0245.

Sincerely,

/s/ Thomas P. Smith
Thomas P. Smith
Vice President,
Chief Financial Officer and Treasurer

cc:	Mr. Adam Phippen, Staff Accountant
Mr. David Freeman, President and Chief Executive Officer
Ms. Mary A. Tremblay, Vice President, General Counsel and Secretary
Mr. James V. Laughlan, Controller
Lydall, Inc. Audit Review Committee